Exhibit 99.8

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Nova Scotia Power Incorporated (the “Company”) on Form 40-F for the year ended December 31, 2010 (the “Report”) as filed with the U.S. Securities and Exchange Commission,

I, Robert R. Bennett, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2011	/s/ Robert R. Bennett
Robert R. Bennett President and Chief Executive Officer